Exhibit 99.1

Cellect Receives Patent Notice of Allowance

from US Patent & Trademark Office Protecting Company’s Technology in Multiple Key Indications

Method of treatment patent provides important protection in type I diabetes, inflammatory bowel disease, graft versus host disease and transplant rejection

Tel Aviv, Israel – January 12, 2017 – Cellect Biotechnology Ltd. (Nasdaq: APOP, TASE: APOP), a developer of stem cells isolation technology, announces today that it has received a formal notice of allowance around a key method of treatment patent (Application No. 13/811,374) from the United States Patent & Trademark Office. The allowed claims relate to the engineering of regulatory immune cells with enhanced apoptotic activity to be used for immunomodulation for treating or preventing immune related disorders.

The patent that we expect to be granted based on the allowed claims will protect Cellect’s technology and method when used for treating multiple medical conditions with significant unmet needs, such as type I diabetes, inflammatory bowel disease, graft versus host disease, and transplant rejection.

Shai Yarkoni, CEO, commented that: “This is a key milestone for us and an important initial accomplishment for our business in the US. Cellect has seven families of patents and patent applications to protect its core assets for enabling stem cell regenerative medicine.”

About Cellect Biotechnology Ltd.

Cellect Biotechnology is traded on both the NASDAQ and Tel Aviv Stock Exchange (NASDAQ: "APOP", "APOPW", TASE: "APOP"). The Company has developed a breakthrough technology for the isolation of stem cells from any given tissue, a technology that aims to improve a variety of stem cells applications.

The Company’s technology is expected to provide pharma companies, medical research centers and hospitals with the tools to rapidly isolate stem cells for in quantity and quality that will allow stems cell related treatments and procedures. Cellect’s technology is applicable to a wide variety of stem cells related treatments in regenerative medicine and that current clinical trials are aimed at the cancer treatment of bone marrow transplantations.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss our expectation that a patent will be issued based on the allowed patent, the potential of our technology and its proposed uses. These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.'s final prospectus dated July 29, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov. and in the Company’s period filings with the SEC and the Tel-Aviv Stock Exchange.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellectbio.com

+ 972-9-974-1444

LifeSci Advisors

Bob Yedid, Managing Director

646-597-6989

bob@lifesciadvisors.com